SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 4)

                                META GROUP, INC.
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                   591002 10 0
                                 (CUSIP Number)


         DALE KUTNICK                       HENRY F. SKELSEY
         c/o Meta Group, Inc.               c/o Fulton Capital Management LLC
         208 Harbor Drive                   One East Weaver Street
         Stamford, Connecticut              Greenwich, CT  06831
         (203) 973-6700                     (203) 869-5540

         WICKS PORTFOLIO COMPANY I, LLC     P.A.W. CAPITAL CORP.
         405 Park Avenue                    4 Greenwich Office Park, 3rd Floor
         Suite 702                          Greenwich, CT 06831-3638
         New York, NY 10022
         (212) 838-2100


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 7, 2004
             (Date of Event Which Requires Filing of This Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]*

* P.A.W. Capital Corp. previously filed a statement of Schedule 13G to report its holdings in Meta Group, Inc.

                                  SCHEDULE 13D

---------------------------                            -------------------------
CUSIP No. 591002 10 0                                     Page 2 of 15 Pages
---------------------------                            -------------------------


----------- --------------------------------------------------------------------

  1         NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Dale Kutnick

----------- --------------------------------------------------------------------

  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a) [ X ]
                                                         (b) [   ]

----------- --------------------------------------------------------------------

  3         SEC USE ONLY

----------- --------------------------------------------------------------------

  4         SOURCE OF FUNDS

            PF/OO

----------- --------------------------------------------------------------------

  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)            [   ]

----------- --------------------------------------------------------------------

  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

------------------------------- -------- ---------------------------------------

  NUMBER OF                        7       SOLE VOTING POWER         2,055,390

   SHARES
                                -------- ---------------------------------------
BENEFICIALLY
                                   8       SHARED VOTING POWER           0
  OWNED BY
                                -------- ---------------------------------------
    EACH
                                   9       SOLE DISPOSITIVE POWER    2,055,390
 REPORTING
                                -------- ---------------------------------------
   PERSON
                                  10       SHARED DISPOSITIVE POWER      0
    WITH
----------- --------------------------------------------------------------------

 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,055,390

----------- --------------------------------------------------------------------

 12         CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                              [   ]

----------- --------------------------------------------------------------------

 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      14.5%

----------- --------------------------------------------------------------------

 14         TYPE OF REPORTING PERSON
                   IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                            -------------------------
CUSIP No. 591002 10 0                                     Page 3 of 15 Pages
---------------------------                            -------------------------


----------- --------------------------------------------------------------------

  1         NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Henry F. Skelsey

----------- --------------------------------------------------------------------

  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a) [ X ]
                                                         (b) [   ]

----------- --------------------------------------------------------------------

  3         SEC USE ONLY

----------- --------------------------------------------------------------------

  4         SOURCE OF FUNDS

            PF

----------- --------------------------------------------------------------------

  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)            [   ]

----------- --------------------------------------------------------------------

  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

------------------------------- -------- ---------------------------------------

  NUMBER OF                        7       SOLE VOTING POWER          28,000

   SHARES
                                -------- ---------------------------------------
BENEFICIALLY
                                   8       SHARED VOTING POWER           0
  OWNED BY
                                -------- ---------------------------------------
    EACH
                                   9       SOLE DISPOSITIVE POWER     28,000
 REPORTING
                                -------- ---------------------------------------
   PERSON
                                  10       SHARED DISPOSITIVE POWER      0
    WITH
----------- --------------------------------------------------------------------

 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            28,000

----------- --------------------------------------------------------------------

 12         CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                              [   ]

----------- --------------------------------------------------------------------

 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      0.2%

----------- --------------------------------------------------------------------

 14         TYPE OF REPORTING PERSON
                   IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                            -------------------------
CUSIP No. 591002 10 0                                     Page 4 of 15 Pages
---------------------------                            -------------------------


----------- --------------------------------------------------------------------

  1         NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Wicks Portfolio Company I, LLC

----------- --------------------------------------------------------------------

  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a) [   ]
                                                         (b) [ X ]

----------- --------------------------------------------------------------------

  3         SEC USE ONLY

----------- --------------------------------------------------------------------

  4         SOURCE OF FUNDS

            NOT APPLICABLE

----------- --------------------------------------------------------------------

  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)            [   ]

----------- --------------------------------------------------------------------

  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

------------------------------- -------- ---------------------------------------

  NUMBER OF                        7       SOLE VOTING POWER             0

   SHARES
                                -------- ---------------------------------------
BENEFICIALLY
                                   8       SHARED VOTING POWER           0
  OWNED BY
                                -------- ---------------------------------------
    EACH
                                   9       SOLE DISPOSITIVE POWER        0
 REPORTING
                                -------- ---------------------------------------
   PERSON
                                  10       SHARED DISPOSITIVE POWER      0
    WITH
----------- --------------------------------------------------------------------

 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0

----------- --------------------------------------------------------------------

 12         CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                              [   ]

----------- --------------------------------------------------------------------

 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      0%

----------- --------------------------------------------------------------------

 14         TYPE OF REPORTING PERSON
                   OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                            -------------------------
CUSIP No. 591002 10 0                                     Page 5 of 15 Pages
---------------------------                            -------------------------


----------- --------------------------------------------------------------------

  1         NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Wicks Capital Management III, L.P.

----------- --------------------------------------------------------------------

  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a) [   ]
                                                         (b) [ X ]

----------- --------------------------------------------------------------------

  3         SEC USE ONLY

----------- --------------------------------------------------------------------

  4         SOURCE OF FUNDS

            NOT APPLICABLE

----------- --------------------------------------------------------------------

  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)            [   ]

----------- --------------------------------------------------------------------

  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

------------------------------- -------- ---------------------------------------

  NUMBER OF                        7       SOLE VOTING POWER             0

   SHARES
                                -------- ---------------------------------------
BENEFICIALLY
                                   8       SHARED VOTING POWER           0
  OWNED BY
                                -------- ---------------------------------------
    EACH
                                   9       SOLE DISPOSITIVE POWER        0
 REPORTING
                                -------- ---------------------------------------
   PERSON
                                  10       SHARED DISPOSITIVE POWER      0
    WITH
----------- --------------------------------------------------------------------

 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0

----------- --------------------------------------------------------------------

 12         CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                              [   ]

----------- --------------------------------------------------------------------

 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      0%

----------- --------------------------------------------------------------------

 14         TYPE OF REPORTING PERSON
                   PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                            -------------------------
CUSIP No. 591002 10 0                                     Page 6 of 15 Pages
---------------------------                            -------------------------


----------- --------------------------------------------------------------------

  1         NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Wicks Apex III, Inc.

----------- --------------------------------------------------------------------

  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a) [   ]
                                                         (b) [ X ]

----------- --------------------------------------------------------------------

  3         SEC USE ONLY

----------- --------------------------------------------------------------------

  4         SOURCE OF FUNDS

            NOT APPLICABLE

----------- --------------------------------------------------------------------

  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)            [   ]

----------- --------------------------------------------------------------------

  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

------------------------------- -------- ---------------------------------------

  NUMBER OF                        7       SOLE VOTING POWER             0

   SHARES
                                -------- ---------------------------------------
BENEFICIALLY
                                   8       SHARED VOTING POWER           0
  OWNED BY
                                -------- ---------------------------------------
    EACH
                                   9       SOLE DISPOSITIVE POWER        0
 REPORTING
                                -------- ---------------------------------------
   PERSON
                                  10       SHARED DISPOSITIVE POWER      0
    WITH
----------- --------------------------------------------------------------------

 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0

----------- --------------------------------------------------------------------

 12         CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                              [   ]

----------- --------------------------------------------------------------------

 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      0%

----------- --------------------------------------------------------------------

 14         TYPE OF REPORTING PERSON
                   CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                            -------------------------
CUSIP No. 591002 10 0                                     Page 7 of 15 Pages
---------------------------                            -------------------------


----------- --------------------------------------------------------------------

  1         NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Peter A. Wright

----------- --------------------------------------------------------------------

  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a) [   ]
                                                         (b) [ X ]

----------- --------------------------------------------------------------------

  3         SEC USE ONLY

----------- --------------------------------------------------------------------

  4         SOURCE OF FUNDS

            NOT APPLICABLE

----------- --------------------------------------------------------------------

  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)            [   ]

----------- --------------------------------------------------------------------

  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

------------------------------- -------- ---------------------------------------

  NUMBER OF                        7       SOLE VOTING POWER           25,000

   SHARES
                                -------- ---------------------------------------
BENEFICIALLY
                                   8       SHARED VOTING POWER        852,000
  OWNED BY
                                -------- ---------------------------------------
    EACH
                                   9       SOLE DISPOSITIVE POWER      25,000
 REPORTING
                                -------- ---------------------------------------
   PERSON
                                  10       SHARED DISPOSITIVE POWER   852,000
    WITH
----------- --------------------------------------------------------------------

 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            877,000

----------- --------------------------------------------------------------------

 12         CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                              [   ]

----------- --------------------------------------------------------------------

 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      6.3%

----------- --------------------------------------------------------------------

 14         TYPE OF REPORTING PERSON
                   IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                            -------------------------
CUSIP No. 591002 10 0                                     Page 8 of 15 Pages
---------------------------                            -------------------------


----------- --------------------------------------------------------------------

  1         NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            P.A.W. Capital Corp.

----------- --------------------------------------------------------------------

  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a) [   ]
                                                         (b) [ X ]

----------- --------------------------------------------------------------------

  3         SEC USE ONLY

----------- --------------------------------------------------------------------

  4         SOURCE OF FUNDS

            NOT APPLICABLE

----------- --------------------------------------------------------------------

  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)            [   ]

----------- --------------------------------------------------------------------

  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

------------------------------- -------- ---------------------------------------

  NUMBER OF                        7       SOLE VOTING POWER                0

   SHARES
                                -------- ---------------------------------------
BENEFICIALLY
                                   8       SHARED VOTING POWER        852,000
  OWNED BY
                                -------- ---------------------------------------
    EACH
                                   9       SOLE DISPOSITIVE POWER           0
 REPORTING
                                -------- ---------------------------------------
   PERSON
                                  10       SHARED DISPOSITIVE POWER   852,000
    WITH
----------- --------------------------------------------------------------------

 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            852,000

----------- --------------------------------------------------------------------

 12         CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                              [   ]

----------- --------------------------------------------------------------------

 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      6.1%

----------- --------------------------------------------------------------------

 14         TYPE OF REPORTING PERSON
                   CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER:

         This statement relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of META Group, Inc., a Delaware corporation (the "Corporation").

         The principal executive offices of the Corporation are located at 208 Harbor Drive, Stamford, Connecticut 06912-0061.

ITEM 2.  IDENTITY AND BACKGROUND:

         (a) This statement is being filed by Dale Kutnick, Henry F. Skelsey, Wicks Portfolio Company I, LLC ("Wicks Portfolio"), Wicks Capital Management III, LP ("Wicks Capital"), Wicks Apex III, Inc. ("Wicks Apex"), Peter A. Wright and P.A.W. Capital Corp. ("P.A.W") (collectively, the "Reporting Persons").

         (b) The business address of Dale Kutnick is c/o META Group, Inc., 208 Harbor Drive, Stamford, Connecticut 06912-0061. The principal business address of Henry Skelsey is c/o Fulton Capital Management LLC, One East Weaver Street, Greenwich, Connecticut 06831. The business address of each of Wicks Portfolio, Wicks Capital and Wicks Apex is 405 Park Avenue, Suite 702, New York, NY 10022. The business address of each of Peter A. Wright and P.A.W. Capital Corp. is 4 Greenwich Office Park, 3rd Floor, Greenwich, CT 06831.

         (c) Dale Kutnick is the Corporation's Chairman of the Board of Directors. He conducts his duties at the principal executive offices of the Corporation at 208 Harbor Drive, Stamford, Connecticut 06912-0061. The principal occupation of Henry Skelsey is to make investments for his own account. Henry Skelsey conducts his investment activities principally through Fulton Capital Management LLC of which he is the sole member and manager. Fulton Capital Management LLC is located at One East Weaver Street, Greenwich, Connecticut
06831.   Wicks Portfolio was formed in order to work jointly with the other
Reporting Persons in their efforts take the Corporation private. Wicks Capital was formed in order to act as general partner of Wicks Communications & Media Partners III, L.P. and affiliated entities. Wicks Apex was formed in order to act as the general partner of Wicks Capital. Set forth on Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this
Schedule 13D, as applicable, is a list of the executive officers of Wicks Apex. P.A.W. is the general partner of P.A.W. Capital Partners, L.P. which is in the business of investment management. The principal occupation of Peter A. Wright is to make investments principally through P.A.W. Peter A. Wright is the sole shareholder of P.A.W.

         (d) None of the Reporting Persons has been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).


         (e) None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Dale Kutnick, Henry F. Skelsey and Peter A. Wright are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         Since his filing of his initial Schedule 13D with the Securities and Exchange Commission on June 25, 2001 (the "Initial Schedule 13D"), Dale Kutnick has purchased the Common Stock with his personal funds. The information set forth under Item 3 of the Initial Schedule 13D is incorporated herein by reference.

         Henry Skelsey acquired 28,000 shares of Common Stock in a number of stock exchange transactions for a total consideration of approximately $72,000 in cash paid from his personal funds.

         Since Peter A. Wright's initial filing on Schedule 13G with the Securities and Exchange Commission on October 20, 2000, Peter Wright has purchased the Common Stock through P.A.W. on the open market. Peter A. Wright has also purchased Common Stock on the open market with his personal funds.

         Wicks Portfolio, Wicks Capital and Wicks Apex do not own any shares of Common Stock.

         The source of funds for the proposed acquisition of all the outstanding Common Stock has not yet been finally determined.

ITEM 4.  PURPOSE OF TRANSACTION:

         Henry Skelsey and Dale Kutnick have formed Pangea Management LLC, a Delaware limited liability company ("PANGEA"), as a member managed limited liability company owned fifty percent by each of Dale Kutnick and Henry Skelsey.

         PANGEA is engaged in discussions with the Corporation to explore the potential acquisition of 100% of the outstanding Common Stock by means of a merger of the Corporation with PANGEA or another entity to be established in the future, a tender offer or other corporate transaction. PANGEA entered into a letter agreement with Wicks Portfolio pursuant to which Wicks Portfolio (the "Wicks Agreement") will work jointly with PANGEA in its efforts to take the Corporation private. The Wicks Agreement is filed as Exhibit 2 hereto and incorporated by reference herein.

         Specifically, on November 22, 2004, an affiliate of Wicks Portfolio sent a letter (the "Wicks Letter") to the Corporation's financial advisor indicating that Wicks Portfolio is prepared to work jointly with PANGEA in its efforts to take the Corporation private subject to the completion of due diligence satisfactory to Wicks Portfolio and the receipt of financing commitments on the terms and conditions satisfactory to Wicks Portfolio and in an amount sufficient to complete the transaction on terms satisfactory to the Reporting Persons and the Corporation. In addition, Wicks Portfolio indicated in the Wicks Letter that if such agreements are reached, acquisition terms are agreed among the Reporting Persons and the Corporation and the terms of Wicks Portfolio's arrangements with PANGEA are finalized and documented, Wicks Portfolio would provide equity, together with other investments from the principals of PANGEA, in an amount sufficient to purchase the Corporation.

         In addition, on December 7, 2004, PANGEA entered into a letter agreement with P.A.W. (the "P.A.W. Agreement") pursuant to which P.A.W. will work jointly with PANGEA in its efforts to take the Corporation private. A copy of the P.A.W. Agreement is filed as Exhibit 3 hereto and incorporated by reference herein. Pursuant to the P.A.W. Agreement, P.A.W. agrees to negotiate with PANGEA in good faith to invest in an acquisition vehicle to be formed by PANGEA to take the Corporation private.

         After the going private transaction is consummated, it is anticipated that the board of directors of the Corporation would be replaced by Messrs. Kutnick and Skelsey and representatives of Wicks Portfolio, and the Common Stock would be de-listed from The NASDAQ Stock Market and would cease to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Neither PANGEA, Wicks Portfolio nor P.A.W. is obligated to proceed with a transaction and there is no agreement between PANGEA, Wicks Portfolio or P.A.W. and the Corporation. No assurance can be given that PANGEA, Wicks Portfolio or P.A.W. will proceed with a transaction involving the Corporation or the Common Stock.

         Except as set forth in this Item 4, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the merger of PANGEA with the Corporation, or any other transaction to acquire the Common Stock, to the extent deemed advisable by the Reporting Persons.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

         (a) As of December 7, 2004, the Reporting Persons may be deemed to beneficially own in the aggregate approximately 2,960,390 shares of Common Stock (which includes 267,025 shares of Common Stock issuable to Dale Kutnick pursuant to stock options, 183,200 shares held in Mr. Kutnick's individual retirement account and 17,100 shares held in custodial accounts for Mr. Kutnick's children). As such, the Reporting Persons may be deemed to beneficially own approximately 20.9% of the outstanding Common Stock, based on 13,903,508 shares of outstanding Common Stock as of September 30, 2004, as disclosed in the Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004. As to the 17,100 shares held in custodial accounts, Mr. Kutnick may be deemed the beneficial owner of 6,200 shares as custodian for Kyja Kutnick, Mr. Kutnick's daughter, 4,700 shares as custodian for Toren G. Kutnick, Mr. Kutnick's son, and 6,200 shares as custodian for Varyk G. Kutnick, Mr. Kutnick's son. Mr. Kutnick disclaims beneficial ownership of all custodial shares, except to the extent of his pecuniary interest therein. Accordingly, the Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock as follows:

Name                          Number of Shares       Percentage
----                          ----------------       ----------
Dale Kutnick                     2,055,390               14.5%
Henry Skelsey                       28,000                0.2%
Wicks Portfolio                          0                0.0%
Wicks Capital                            0                0.0%
Wicks Apex                               0                0.0%
Peter A. Wright and P.A.W.         852,000                6.1%
Peter A. Wright                     25,000                0.2%
                               ------------           ---------

         Total                   2,960,390               20.9%

         (b) Dale Kutnick has sole voting power and sole dispositive power over 2,055,390 shares of Common Stock. Henry Skelsey has sole voting and sole dispositive power over 28,000 shares of Common Stock. Peter A. Wright has sole dispositive power over 25,000 shares of Common Stock. P.A.W. has no sole dispositive power over any shares of Common Stock. Peter A. Wright and P.A.W. have shared power to vote and to direct the vote of 852,000 shares of Common Stock and each disclaims beneficial ownership of any Common Stock that may be beneficially owned by any Reporting Person, other than Peter A. Wright and P.A.W. None of Wicks Portfolio, Wicks Capital or Wicks Apex has any voting or dispositive power over any shares of Common Stock and each disclaims beneficial ownership of any Common Stock that may be beneficially owned by any Reporting Persons. Pursuant to Section 13(d)(3) under the Exchange Act, Wicks Portfolio, Wicks Capital, Wicks Apex, Peter A. Wright and P.A.W. may be deemed to be a "group" with the other Reporting Persons. Wicks Portfolio, Wicks Capital, Wicks Apex, Peter A. Wright and P.A.W. hereby disclaim any such group membership.

         (c) None of Henry Skelsey, Dale Kutnick, Wicks Portfolio, Wicks Capital, Wicks Apex, Peter A. Wright or P.A.W. has effected any transactions in the Common Stock during the past 60 days.

         (d) No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         On August 3, 2004 Dale Kutnick and Henry Skelsey entered into a letter agreement (the "Letter Agreement") pursuant to which they agreed:

     o   To organize PANGEA to attempt to acquire the Common Stock;

     o   To allocate the liability to pay the expenses incurred by PANGEA; and

     o To the amount of an investment banking fee to be paid by Dale Kutnick to Henry Skelsey should PANGEA fail to acquire the Common Stock due to acquisition of the Common Stock by a third party.

         The discussions herein of the Letter Agreement are subject to and qualified in their entirety by reference to its complete text as set forth in
Exhibit 2 to Amendment No. 2 to Schedule 13D filed on August 3, 2004 which is incorporated herein by reference.

         As described in Item 4, on November 22, 2004, an affiliate of Wicks Portfolio sent the Wicks Letter to the Corporation's financial advisor indicating that Wicks Portfolio is prepared to work jointly with PANGEA in its efforts to take the Corporation private subject to the completion of due diligence satisfactory to Wicks Portfolio and the receipt of financing commitments on the terms and conditions satisfactory to Wicks Portfolio and in an amount sufficient to complete the transaction on terms satisfactory to the Reporting Persons and the Corporation. In addition, Wicks Portfolio indicated in the Wicks Letter that if such agreements are reached, acquisition terms are agreed among the Reporting Persons and the Corporation and the terms of Wicks Portfolio's arrangements with PANGEA are finalized and documented, Wicks Portfolio would provide equity, together with other investments from the principals of PANGEA, in an amount sufficient to purchase the Corporation.

         Other than the Letter Agreement, the Wicks Letter, the Wicks Agreement, the P.A.W. Agreement and the Joint Filing Agreement among the Reporting Persons attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:


Exhibit 1 Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(k)(l)(iii).

Exhibit 2 Letter Agreement, dated December 6, 2004, among Dale Kutnick, Fulton Capital Management LLC, Pangea Management LLC and The Wicks Group of Companies, L.L.C.

Exhibit 3 Letter Agreement, dated December 7, 2004, among P.A.W. Capital Corp. and Pangea Management LLC.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 9, 2004
                                   /s/ Dale Kutnick
                                   -------------------------------
                                   Dale Kutnick


                                   /s/ Henry F. Skelsey
                                   -------------------------------
                                   Henry F. Skelsey



                                   WICKS PORTFOLIO COMPANY I, LLC

                                   By:  Wicks Capital Management III, L.P.,
                                         its Managing Member

                                   By: Wicks Apex III, Inc.,
                                       its General Partner


                                   By: /s/ Carter F. Bales
                                   -------------------------------------
                                   Name:  Carter F. Bales
                                   Title: Managing Partner



                                   WICKS CAPITAL MANAGEMENT III, L.P.

                                   By: Wicks Apex III, Inc.,
                                       its General Partner


                                   By: /s/ Carter F. Bales
                                   -------------------------------------
                                   Name:  Carter F. Bales
                                   Title: Managing Partner

                                    WICKS APEX III, INC.

                                    By: /s/ Carter F. Bales
                                    -------------------------------------
                                    Name:  Carter F. Bales
                                    Title: Co-President, Managing Partner and
                                           Treasurer


                                    /s/ Peter A. Wright
                                    ----------------------------------
                                    Peter A. Wright



                                    P.A.W. CAPITAL CORP.



                                    By: /s/ Peter A. Wright
                                        ------------------------------
                                        Peter A. Wright
                                        President

                                     ANNEX A


                   Executive Officers of Wicks Apex III, Inc.

---------------------------------------- -------------------------------------- --------------------
Name/Title/Citizenship                   Principal Occupation                   Business Address
---------------------------------------- -------------------------------------- --------------------
---------------------------------------- -------------------------------------- --------------------
Carter F. Bales, Co-President,           Executive officer of Wicks Apex III,   405 Park Avenue
Managing Partner and Treasurer           Inc. and its related entities          Suite 702
United States                                                                   New York, NY 10022
---------------------------------------- -------------------------------------- --------------------
---------------------------------------- -------------------------------------- --------------------
Craig B. Klosk, Co-President, Managing   Executive officer of Wicks Apex III,   405 Park Avenue
Partner and Secretary                    Inc. and its related entities          Suite 702
United States                                                                   New York, NY 10022
---------------------------------------- -------------------------------------- --------------------
---------------------------------------- -------------------------------------- --------------------
Matthew E. Gormly, III, Vice President   Executive officer of Wicks Apex III,   405 Park Avenue
and Partner                              Inc. and its related entities          Suite 702
United States                                                                   New York, NY 10022

---------------------------------------- -------------------------------------- --------------------
Daniel M. Kortick, Vice President and    Executive officer of Wicks Apex III,   405 Park Avenue
Partner                                  Inc. and its related entities          Suite 702
United States                                                                   New York, NY 10022

---------------------------------------- -------------------------------------- --------------------


Except as otherwise disclosed elsewhere in this Schedule 13D, to the best knowledge of Wicks Portfolio, Wicks Capital and Wicks Apex:

(a) None of the above persons hold any Common Stock or securities derivative thereof.

(b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.